1933 Act File No. 333-276665

As filed with the SEC on November 21, 2024

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM N-14

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

PRE-EFFECTIVE AMENDMENT NO.

POST-EFFECTIVE AMENDMENT NO. 1

JOHN HANCOCK FUNDS III

(Exact Name of Registrant as Specified in Charter)

200 Berkeley Street

Boston, Massachusetts 02116

(Address of Principal Executive Offices) (Zip Code)

Registrant’s Telephone Number, including Area Code: 1 (800) 225-5291

Christopher Sechler, Esq.

200 Berkeley Street

Boston, Massachusetts 02116

(Name and Address of Agent for Service)

Copies to:

Mark P. Goshko, Esq.

K & L Gates LLP

One Congress Street, Suite 2900

Boston, Massachusetts 02114

This post-effective amendment is being filed pursuant to Rule 462(d) under the Securities Act of 1933 and will be effective upon filing.

Title of securities being registered: Class I shares of beneficial interest, without par value, of John Hancock Global Shareholder Yield Fund, a series of the Registrant.

No filing fee is due because Registrant is relying on section 24(f) of the Investment Company Act of 1940, as amended.

JOHN HANCOCK FUNDS III (THE “REGISTRANT”)

CONTENTS OF REGISTRATION STATEMENT

This Registration Statement contains the following papers and documents:

Cover Sheet

Contents of Registration Statement

Part A — Proxy Statement and Prospectus - Incorporated herein by reference to the definitive form of Proxy Statement/Prospectus filed pursuant to Rule 497 under the Securities Act of 1933, as amended (“Securities Act”), on February 27, 2024, SEC accession number 0001193125-24-047599.

Part B —  Statement of Additional Information - Incorporated herein by reference to the Post-Effective Amendment No. 90 to the Registrant’s registration statement on Form N-1A, which was filed with the Securities and Exchange Commission (the “SEC”) pursuant to Rule 485(b) under the Securities Act, on August 1, 2023, SEC accession number 0001193125-23-193193.

Part C — Other Information

Signature Pages

Exhibits - The sole purpose of this filing is to file as exhibits, with respect to the reorganization described in the Registrant’s Registration Statement on Form 497, filed on February 27, 2024: (i) the executed Agreement and Plan of Reorganization and Termination, as required by Item 16(4) of Form N-14; and (ii) the opinion of counsel supporting the tax matters and consequences to shareholders of the reorganization, as required by Item 16(12) of Form N-14.

JOHN HANCOCK FUNDS III

PART C: OTHER INFORMATION

ITEM 15. INDEMNIFICATION

No change from the information set forth in Item 30 of the most recently filed amendment to the Registration Statement of John Hancock Funds III (the “Registrant”) on Form N-1A under the 1933 Act and the 1940 Act (File Nos. 333-125838 and 811-21777) as filed with the Securities and Exchange Commission (the “SEC”) on July 28, 2018 (accession number 0001133228-18-004212), which information is incorporated herein by reference.

ITEM 16. EXHIBITS

1(a)	Amended and Restated Declaration of Trust dated January 22, 2016—previously filed as exhibit (a) to post-effective amendment no. 66, filed on June 28, 2016, accession number 0001133228-16-010482.

1(a)(1)	Amendment dated December 13, 2018 to the Amended and Restated Declaration of Trust dated January 22, 2016—previously filed as exhibit (99)(a).1 to post-effective amendment no. 86 filed on July 27, 2020, accession number 0001133228-20-004476.

2(a)	By-laws of the Registrant dated June 9, 2005—previously filed as exhibit 99.(b) to initial registration statement on Form N-1A, filed on June 15, 2005, accession number 0000898432-05-000492.

2(a)(1)	Amendment dated March 11, 2008 to the By-laws dated June 9, 2005—previously filed as exhibit 99.(b).1 to post-effective amendment no. 86 filed on July 27, 2020, accession number 0001133228-20-004476.

2(a)(2)	Amendment dated June 9, 2009 to the By-laws dated June 9, 2005—previously filed as exhibit (b)(1) to post-effective amendment no. 19, filed on June 30, 2009, accession number 0000950123-09-018788.

2(a)(3)	Amendment dated August 31, 2010 to the By-laws dated June 9, 2005—previously filed as exhibit (b)(2) to post-effective amendment no. 28, filed on November 5, 2010, accession number 0000950123-10-101104.

2(a)(4)	Amendment dated March 10, 2016 to the By-laws dated June 9, 2005—previously filed as exhibit (b)(3) to post-effective amendment no. 66, filed on June 27, 2016, accession number 0001133228-16-010482.

3	Not applicable

4	Agreement and Plan of Reorganization – FILED HEREWITH.

5	See Exhibits 1 and 2.

6(a)	Amended and Restated Advisory Agreement dated October 1, 2021 between the Registrant and John Hancock Investment Management LLC—previously filed as exhibit (d)(1) to post-effective amendment no. 89, filed on July 26, 2022, accession number 0001133228-22-005133.

6(a)(1)	Subadvisory Agreement dated January 1, 2014 between John Hancock Investment Management LLC and Epoch Investment Partners, Inc. relating to John Hancock Global Shareholder Yield Fund—previously filed as exhibit (d)(4) to post-effective amendment no. 53, filed on June 27, 2014, accession number 0001133228-14-002176.

7(a)	Amended and Restated Distribution Agreement dated June 30, 2020 between the Registrant and John Hancock Investment Management Distributors LLC—previously filed as exhibit 99.(e) to post-effective amendment no. 86 filed on July 27, 2020, accession number 0001133228-20-004476.

8	Not applicable.

9(a)	Master Custodian Agreement dated September 10, 2008 between the Registrant and State Street Bank and Trust Company—previously filed as exhibit 99.(g) to post-effective amendment no. 26, filed on June 25, 2010, accession number 0000950123-10-061105.

9(a)(1)	Amendment dated October 1, 2015 to Master Custodian Agreement dated September 26, 2008 between John Hancock Mutual Funds and State Street Bank and Trust Company previously filed as exhibit 99.(g)(1) to post-effective amendment no. 66, filed on June 27, 2016, accession number 0001133228-16-010482.

9(a)(2)	Master Global Custodial Services Agreement dated March 3, 2014 among John Hancock Mutual Funds and Citibank. N.A.—previously filed as exhibit 99.(g)(1) to post-effective amendment no. 60, filed on March 27, 2015, accession number 0001133228-15-001315.

9(a)(3)	Amendment dated August 1, 2019 to Master Global Custodial Services Agreement dated March 3, 2014 among John Hancock Mutual Funds and Citibank. N.A.—previously filed as exhibit 99.(g)(3) to post-effective amendment no. 86 filed on July 27, 2020, accession number 0001133228-20-004476.

9(a)(4)	Amendment dated March 1, 2020 to Master Global Custodial Services Agreement dated March 3, 2014 among John Hancock Mutual Funds and Citibank. N.A.—previously filed as exhibit 99.(g)(4) to post-effective amendment no. 86 filed on July 27, 2020, accession no. 0001133228-20-004476.

10(a)(1)	Amended and Restated Plan of Distribution pursuant to Rule 12b-1 dated June 30, 2020 relating to Class A Shares—previously filed as exhibit 99.(m)(2) to post-effective amendment no. 86 filed on July 27, 2020, accession number 0001133228-20-004476.

10(a)(2)	Amended and Restated Plan of Distribution pursuant to Rule 12b-1 dated June 30, 2020 relating to Class C Shares—previously filed as exhibit 99.(m)(4) to post-effective amendment no. 86 filed on July 27, 2020, accession number 0001133228-20-004476.

10(a)(3)	Amended and Restated Plan of Distribution pursuant to Rule 12b-1 dated June 30, 2020 relating to Class R2 Shares—previously filed as exhibit 99.(m)(6) to post-effective amendment no. 86 filed on July 27, 2020, accession number 0001133228-20-004476.

10(a)(4)	Amended and Restated Multiple Class Plan pursuant to Rule 18f-3 dated December 17, 2014, as amended December 8, 2016 (“18f-3 Plan“) for certain John Hancock Mutual Funds advised by John Hancock Investment Management LLC—previously filed as exhibit 99.(n) to post-effective amendment no. 74, filed on June 27, 2017, accession number 0001133228-17-004191.

11	Opinion and Consent of K&L Gates LLP regarding legality of issuance of shares and other matters.—previously filed as exhibit 99.(11) to the Registration Statement on Form N-14, filed on January 24, 2024, accession number 0001193125-24-013179.

12(a)	Opinion of K&L Gates LLP on tax matters. – FILED HEREWITH.

12(a)(1)	Consent of K&L Gates LLP. – FILED HEREWITH.

13(a)	Services Agreement dated March 3, 2014 among John Hancock Mutual Funds and Citi Fund Services Ohio, Inc.—previously filed as exhibit 99.(h)(9) to post-effective amendment no. 60, filed on March 27, 2015, accession number 0001133228-15-001315.

13(a)(1)	Amendment No.1 dated February 1, 2015 to Services Agreement dated March 3, 2014 among John Hancock Mutual Funds and Citi Fund Services Ohio, Inc.—previously filed as exhibit 99.(h)(10) to post-effective amendment no. 60, filed on March 27, 2015, accession number 0001133228-15-001315.

13(a)(2)	Amendment No. 13 dated September 1, 2019 to Services Agreement dated March 3, 2014 among John Hancock Mutual Funds and Citi Fund Services Ohio, Inc.—previously filed as exhibit 99.(h)(13) to post-effective amendment no. 86 filed on July 27, 2020, accession number 0001133228-20-004476.

13(a)(3)	Amended and Restated Expense Limitation Agreement and Voluntary Expense Limitation Notice dated March 30, 2023 by and between the Registrant and John Hancock Investment Management LLC—previously filed as exhibit 99.(h)(14) to post-effective amendment no. 90 filed on July 25, 2023, accession number 0001193125-23-193193.

13(a)(4)	Rule 12b-1 Fee Waiver Letter Agreement dated March 30, 2023 by and between the Registrant and John Hancock Investment Management Distributors LLC—previously filed as exhibit 99.(h)(15) to post-effective amendment no. 90 filed on July 25, 2023, accession number 0001193125-23-193193.

14	Consent of Independent Registered Accounting Firm—previously filed as exhibit 99.(14) to the Registration Statement on Form N-14, filed on January 24, 2024, accession number 0001193125-24-013179.

15	Not applicable.

16	Power of Attorney previously filed as exhibit 16 to the Registration Statement on Form N-14, filed on January 24, 2024, accession number 0001193125-24-013179.

16(a) 16 (b)	Powers of Attorney Wright – FILED HEREWITH. Power of Attorney – Silva FILED HERWITH

16 (c)	Power of Attonrey – Bacic FILED HEREWITH

17	Form of Proxy Card—previously filed as exhibit 99.(17) to the Registration Statement on Form N-14, filed on January 24, 2024, accession number 0001193125-24-013179.

ITEM 17. UNDERTAKINGS

(1) The undersigned Registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is a part of this Registration Statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act of 1933, the reoffering prospectus will contain the information called for by the applicable registration form for reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2) The undersigned Registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as part of an amendment to the Registration Statement and will not be used until the amendment is effective, and that, in determining any liability under the Securities Act of 1933, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended (the “1933 Act”), and the Investment Company Act of 1940, as amended, the Registrant, John Hancock Funds III, has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, duly authorized, in the City of Boston and The Commonwealth of Massachusetts, on the 21st day of November, 2024.

JOHN HANCOCK FUNDS III

By:
Name: Kristie M. Feinberg Title: President

Pursuant to the requirements of the 1933 Act, this Registration Statement has been signed below by the following persons in the capacities and on the date(s) indicated.

Signature	Title	Date
	President	November 21, 2024
Kristie M. Feinberg

Fernando A. Silva	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	November 21, 2024

/s/ Andrew G. Arnott*	Trustee	November 21, 2024
Andrew G. Arnott

/s/ William K. Bacic*	Trustee	November 21, 2024
William K. Bacic

/s/ James R. Boyle*	Trustee	November 21, 2024
James R. Boyle

/s/ William H. Cunningham*	Trustee	November 21, 2024
William H. Cunningham

/s/ Noni L. Ellison*	Trustee	November 21, 2024
Noni L. Ellison

/s/ Grace K. Fey*	Trustee	November 21, 2024
Grace K. Fey

/s/ Dean C. Garfield*	Trustee	November 21, 2024
Dean C. Garfield

/s/ Deborah C. Jackson*	Trustee	November 21, 2024
Deborah C. Jackson

/s/ Paul Lorentz*	Trustee	November 21 2024
Paul Lorentz

/s/ Hassell H. McClellan*	Trustee	November 21, 2024
Hassell H. McClellan

/s/ Steven R. Pruchansky*	Trustee	November 21, 2024
Steven R. Pruchansky

/s/ Frances G. Rathke*	Trustee	November 21, 2024
Frances G. Rathke

/s/ Thomas R. Wright*	Trustee	November 21, 2024
Thomas R. Wright

*By:
Thomas Dee Attorney-In-Fact

*	Pursuant to a Power of Attorney, previously filed with Form N-14 on January 24, 2024, and Powers of Attorney filed herewith.

INDEX TO EXHIBITS

(4)	Agreement and Plan of Reorganization and Termination

(12)(a)	Tax Opinion of K&L Gates LLP

12(a)(1)	Consent of K&L Gates LLP

(16)(a)	Wright Power of Attorney

(16)(b)	Silva Power of Attorney

(16)(c)	Bacic Power of Attorney